SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Navidea Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

640518106
(CUSIP Number)

Oliver Jimenez
Chief Compliance Officer
Platinum Management (NY) LLC
152 West 57th Street, 4th Floor
New York, New York 10019
(212) 582-2222

With copies to:

Christopher P. Davis, Esq.
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,199,240 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,199,240 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,199,240 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,073,375

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,073,375

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,073,375

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

PN

                This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of Navidea Biopharmaceuticals, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of November 18, 2013, and amends and supplements the Schedule 13D filed on March 18, 2011 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Montaur”), and Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund,” and together with Montaur, the "Reporting Persons").  The Master Fund is the parent and managing member of Montaur.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The aggregate purchase price of the 10,073,375 shares of Common Stock owned directly by PPVA is approximately $9,909,643, including brokerage commissions.

                 The aggregate purchase price of the 8,012 shares of Series B Convertible Preferred Stock owned directly by Montaur is approximately $12,122,560, including brokerage commissions.

                 The purchase price used to acquire the securities beneficially owned by the Reporting Persons was funded by working capital.

ITEM 4.Purpose of Transaction.

                 Item 4 of Schedule 13D is supplemented by the following:

                 Effective November 13, 2013, the Issuer appointed Michael M. Goldberg, M.D., Portfolio Manager of Montaur, to the Board of Directors of the Issuer (the “Board”).  Dr. Goldberg was appointed to the class of directors up for election at the 2014 Annual Meeting of Stockholders of the Issuer (the “2014 Annual Meeting”).  In connection with Dr. Goldberg’s appointment to the Board, the Issuer agreed to, among other things, nominate Dr. Goldberg for election at the 2014 Annual Meeting and to recommend, support and solicit proxies for the election of Dr. Goldberg at the 2014 Annual Meeting in the same manner as for the Issuer’s other director nominees standing for election to the Board at the 2014 Annual Meeting.

                 Dr. Goldberg has agreed that for as long as he is a member of the Board he will not, directly or indirectly, have any power to direct or cause the direction of voting or disposition of any securities of the Issuer directly or beneficially owned by the Reporting Persons and any other persons or entities controlling, controlled by, or under common control with them.

ITEM 5Interest in Securities of the Issuer.

                 Item 5(a) is hereby amended and restated to read as follows:

                 The aggregate percentage of Shares reported owned by each person named herein is based upon 134,345,483 shares of Common Stock outstanding as of November 5, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

                  PPVA owns directly 10,073,375 shares of Common Stock, which represents approximately 7.5% of the outstanding shares of Common Stock.

                  Montaur beneficially owns 26,199,240 shares of Common Stock, all of which are shares of Common Stock issuable upon the conversion of the 8,012 shares of Series B Convertible Preferred Stock held directly by Montaur.

                  The Reporting Persons collectively own, before giving effect to the 9.99% Blocker (as defined below), 36,272,615 shares of Common Stock, including 26,199,240 shares of Common Stock issuable upon the conversion of 8,012 shares of Series B Convertible Preferred Stock.

                  Pursuant to the Certificate of Designations of the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock is convertible into 3,270 shares of Common Stock provided that the conversion would not result in the holder owning more than 9.99% of the Common Stock outstanding at the time of conversion except on 61 days’ prior written notice to the Issuer that the holder waives such limitation (the “9.99% Blocker”).  The Series B Convertible Preferred Stock shall automatically convert into shares of Common Stock on December 31, 2013, subject to the limitations of the 9.99% Blocker.

                  Item 5(c) is hereby amended to add the following:

                  Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

ITEM 6Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Item 6 is hereby amended to add the following:

                  The Master Fund has entered into a notional principal amount derivative agreement (the “Derivative Agreement”) with respect to 3,000,000 shares of the Issuer’s Common Stock, representing an economic interest in 2.2% of the shares of the Issuer’s Common Stock.  The Derivative Agreement provides the Master Fund with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreement.  The counterparty to the Derivative Agreement is an unaffiliated third party financial institution.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 18, 2013

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Partners Value Arbitrage Fund L.P., as operating member
By: Platinum Management (NY) LLC, as general partner

By:	/s/ Uri Landesman
Uri Landesman,
President

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as general partner

By:	/s/ Uri Landesman
Uri Landesman,
President

Schedule A

Transactions in the Common Stock during the past 60 days.

Platinum Partners Value Arbitrage Fund L.P.

Date	Shares of Common Stock Bought/(Sold)	Price per Share ($)
08/20/13	(10,700)	2.9900
08/21/13	(100,000)	3.0184
08/21/13	(39,052)	3.0637
08/22/13	(2,100)	2.9900
08/23/13	(53,310)	3.0147
08/23/13	(3,400)	3.0406
08/26/13	(50,891)	3.0483
08/26/13	(19,679)	3.0575
08/27/13	(10,709)	2.9931
08/29/13	(12,600)	2.9924
08/30/13	(1,700)	2.9906
09/03/13	(1,100)	2.9909
09/25/13	850,200	*
09/26/13	1,474,443	**
10/31/13	15,884	1.9987
11/01/13	536,552	1.9890
11/05/13	159,663	1.9179

Platinum-Montaur Life Sciences, LLC

On September 25, 2013, Platinum-Montaur Life Sciences, LLC converted 260 shares of Series B Convertible Preferred Stock into 850,200 shares of Common Stock.  On September 26, 2013, Platinum-Montaur Life Sciences, LLC converted 450.9 shares of Series B Convertible Preferred Stock into 1,474,443 shares of Common Stock.  Such shares of Common Stock were deposited into the account of Platinum Partners Value Arbitrage Fund L.P.

*     Shares acquired upon conversion of 260 shares of Series B Convertible Preferred Stock by Platinum-Montaur Life Sciences, LLC.

**   Shares acquired upon conversion of 450.9 shares of Series B Convertible Preferred Stock by Platinum-Montaur Life Sciences, LLC..